Exhibit 99.1

ARC Resources Ltd. Announces Strong Third Quarter Results Featuring Sunrise Gas Plant Commissioning

CALGARY, Nov. 4, 2015 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its third quarter 2015 operating and financial results. Third quarter production averaged 107,261 boe per day and funds from operations were $174.9 million ($0.51 per share). ARC's unaudited Condensed Interim Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for the three and nine months ended September 30, 2015 and 2014, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
FINANCIAL
(Cdn$ millions, except per share and boe amounts)
Funds from operations (1)	174.9	284.2	572.7	872.3
Per share (2)	0.51	0.89	1.69	2.76
Net income (loss)	(235.0)	90.3	(287.7)	267.1
Per share (2)	(0.69)	0.28	(0.85)	0.84
Dividends	103.0	95.2	306.7	284.5
Per share (2)	0.30	0.30	0.90	0.90
Capital expenditures, before land and net property acquisitions (dispositions)	164.2	218.2	392.1	696.3
Total capital expenditures, including land and net property acquisitions (dispositions)	144.1	272.3	361.7	777.2
Net debt outstanding (3)	981.1	1,152.8	981.1	1,152.8
Shares outstanding, weighted average diluted	342.8	317.8	338.9	316.6
Shares outstanding, end of period	344.2	317.8	344.2	317.8
OPERATING
Production
Crude oil (bbl/d)	29,397	35,871	32,379	36,216
Condensate (bbl/d)	3,361	3,862	3,363	3,741
Natural gas (MMcf/d)	425.1	424.5	436.7	397.3
NGLs (bbl/d)	3,653	5,056	3,918	4,331
Total (boe/d) (4)	107,261	115,530	112,457	110,501
Average realized prices, prior to hedging
Crude oil ($/bbl)	52.43	93.34	55.05	96.96
Condensate ($/bbl)	53.00	95.55	55.32	99.96
Natural gas ($/Mcf)	3.03	4.46	2.99	4.98
NGLs ($/bbl)	5.68	39.61	10.69	42.13
Oil equivalent ($/boe) (4)	28.22	50.28	29.48	54.74
Operating netback ($/boe)
Commodity and other sales	28.31	50.36	29.57	54.82
Royalties	(2.59)	(7.05)	(2.64)	(7.80)
Transportation expenses	(2.44)	(2.44)	(2.38)	(2.13)
Operating expenses	(7.18)	(8.91)	(7.49)	(9.00)
Netback before hedging	16.10	31.96	17.06	35.89
Realized hedging gain (loss) (5)	3.93	(0.56)	4.37	(1.71)
Netback after hedging	20.03	31.40	21.43	34.18
TRADING STATISTICS (6)
High price	21.98	32.60	25.87	33.68
Low price	15.57	28.54	15.57	27.52
Close price	17.64	29.55	17.64	29.55
Average daily volume (thousands)	1,736	1,205	1,700	1,163

(1)	Funds from operations does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP"). See "Additional GAAP Measures" in the MD&A for the three and nine months ended September 30, 2015 and 2014.
(2)	Per share amounts (with the exception of dividends) are based on weighted average diluted shares.
(3)	Net debt does not have a standardized meaning under GAAP. See "Additional GAAP Measures" in the MD&A for the three and nine months ended September 30, 2015 and 2014.
(4)	In this document, the commonly accepted boe conversion ratio of 6 Mcf : 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(5)	Includes realized cash gains and losses on risk management contracts.
(6)	Trading prices are stated in Canadian dollars and based on intra-day trading.

"In this challenging economic environment, ARC remains well-positioned to execute on its long-term plan. ARC's commitment to executing a highly sustainable business plan was once again exhibited this quarter through a continued focus on balance sheet strength and paced development, while delivering a meaningful dividend to shareholders," stated Myron Stadnyk, President and CEO. "During the third quarter, ARC carried out its Montney development plan, commissioning the new Sunrise gas plant and proceeding with development drilling at Dawson and Tower. Notably, ARC has profitably grown its Montney production 17 per cent since the first quarter of 2014. As ARC continues to transition its business towards a greater focus on its low-cost, high-value Montney assets, the Company is realizing exceptional capital efficiencies and decade-low operating costs."

FINANCIAL AND OPERATING HIGHLIGHTS

  ARC achieved third quarter 2015 production of 107,261 boe per day, exceeding the third quarter guidance range of 104,000 to 107,000 boe per day. New production brought on to coincide with the early start-up of the Sunrise gas processing facility helped offset the negative volume impact from major planned turnarounds at Dawson and Ante Creek during the quarter. Third quarter 2015 natural gas production of 425.1 MMcf per day was unchanged and crude oil and liquids production of 36,411 barrels per day was down 19 per cent compared to the third quarter of 2014. 2015 year-to-date production of 112,457 boe per day was two per cent higher than production for the first nine months of 2014 of 110,501 boe per day, with natural gas production increasing 10 per cent to 436.7 MMcf per day as a result of new wells coming on-stream at Sunrise, and crude oil and liquids production decreasing 10 per cent to 39,660 barrels per day due to significantly lower capital activity in response to declining crude oil prices.
  Construction of the new 60 MMcf per day Sunrise gas processing facility was completed in early August ahead of schedule, under budget and with an exceptional safety record. ARC drilled and completed nine wells at Sunrise during the first nine months of 2015 in preparation for commissioning of the plant. All nine wells were tied in and are capable of production; the wells are currently being choked back as the plant is operating at capacity.
  Third quarter and year-to-date 2015 commodity sales revenue of $279.5 million and $907.8 million were down 48 per cent and 45 per cent, respectively, relative to comparable periods in 2014. Higher year-to-date production was offset by significantly lower crude oil and natural gas prices in 2015. Crude oil and natural gas prices were down 42 per cent (Edmonton Par) and 34 per cent (AECO), respectively, relative to the third quarter of 2014, and down 42 per cent (Edmonton Par) and 38 per cent (AECO), respectively, relative to the first nine months of 2014.
  Third quarter funds from operations were $174.9 million ($0.51 per share), down 15 per cent from the second quarter of 2015 as a result of lower realized quarter-over-quarter crude oil and natural gas prices and lower crude oil production volumes. Third quarter funds from operations were down 38 per cent relative to the third quarter of 2014, and year-to-date 2015 funds from operations of $572.7 million ($1.69 per share) were down 34 per cent relative to the first nine months of 2014. Higher production in the first nine months of 2015 was more than offset by significantly lower crude oil and natural gas prices relative to 2014. The decline in 2015 year-to-date crude oil and natural gas prices was partially offset by realized gains on crude oil and natural gas hedging contracts of $141.1 million. ARC's cash flow is well-protected for the remainder of 2015 and beyond with 215,000 MMcf per day of natural gas hedged with average floor prices of US$3.94 per MMbtu and 15,000 barrels per day of oil hedged with collars and swaps in 2015. See the Risk Management section for more details.
  ARC recorded a net loss of $235 million ($0.69 per share) in the third quarter of 2015 compared to net income of $90.3 million ($0.28 per share) in the third quarter of 2014. In addition to the factors decreasing funds from operations in the third quarter of 2015, ARC recorded an aggregate impairment to its PP&E account of $326.6 million, which was a direct result of the continued declines in forward commodity prices for crude oil and natural gas. During the quarter, ARC also recognized unrealized foreign exchange losses of $72.2 million on the revaluation of ARC's US dollar denominated debt. Partially offsetting these items was a deferred tax recovery of $48.1 million relating to the impairment recorded in the period.
  Third quarter and year-to-date 2015 capital expenditures, before land and net property acquisitions and dispositions, totalled $164.2 million and $392.1 million, respectively, and were focused primarily on ARC's Montney lands in northeast British Columbia. ARC drilled 18 gross operated wells in the third quarter of 2015 (11 oil wells, three natural gas wells, three liquids-rich wells, and one service well) and 55 gross operated wells in the first nine months of 2015 (33 oil wells, 16 natural gas wells, five liquids-rich wells, and one service well). In the third quarter, ARC resumed completions activities in several areas and progressed key infrastructure projects at Sunrise and Tower. ARC's year-to-date 2015 activity levels were notably lower than 2014 levels as certain capital projects were deferred to future periods in response to the decline in commodity prices.
  ARC continues to demonstrate its core principle of operational excellence through several ongoing initiatives, resulting in lower operating costs and improved capital and operating efficiencies. With the decrease in commodity prices, ARC is focused on cost management by pursuing opportunities to reduce capital, operating and general and administrative expenses. ARC's third quarter and year-to-date 2015 operating costs of $7.18 per boe and $7.49 per boe were 19 per cent and 17 per cent lower than comparable periods in 2014, respectively, and were attributed to certain realized cost savings and the addition of new production at lower relative costs to operate. ARC has reduced operating costs on a per boe basis by 30 per cent since 2009, and with the continued transition towards low-cost, high-value Montney development, ARC expects ongoing improvements to operating costs and capital efficiencies.
  ARC's strategy of risk-managed value creation was demonstrated in the third quarter through proactive marketing arrangements which mitigated the downside risk of pipeline interruptions and regional pricing disparity. As a result of holding 100 per cent firm transportation commitments and proactively securing alternative marketing arrangements in impacted areas, ARC did not experience any volume impact from continued broad-scale TransCanada Pipeline ("TCPL") interruptions. Additionally, while 20 per cent of ARC's natural gas production is sold at Station 2, ARC mitigated the impact of volatile Station 2 pricing during the quarter through physical diversification and basis protection.
  ARC closed the quarter with a strong balance sheet including $981.1 million of net debt outstanding. At September 30, 2015, ARC had available cash and credit of approximately $1.3 billion taking into account ARC's working capital surplus. The net debt to 2015 annualized funds from operations ratio was 1.3 times and net debt was approximately 14 per cent of ARC's total capitalization at the end of the third quarter; both metrics are well within ARC's target levels. Subsequent to September 30, 2015, ARC extended the maturity date of its credit facility an additional year to November 6, 2019; the facility remains fully undrawn.
  ARC has revised the expected fourth quarter 2015 production guidance range to 118,000 to 122,000 boe per day from the previously guided range of 122,000 to 126,000 boe per day. The lower range is the result of an unplanned two-day turnaround at Dawson to make adjustments to the TCPL metering station, ongoing operational issues at a third-party processing facility, delayed start-up of planned production, and approximately 500 boe per day of production divested in the third quarter of 2015. Consequently, ARC's full-year 2015 average production guidance has been revised to a range of 113,000 to 115,000 boe per day from the previously guided range of 113,000 to 116,000 boe per day. The revised full-year production guidance takes into account reduced 2015 capital spending and the divestment of approximately 3,600 boe per day of non-core assets throughout 2015 (75 per cent natural gas), which has resulted in an annual volume impact of approximately 2,200 boe per day of production.
  ARC's Board of Directors approved a $550 million capital budget for 2016 that focuses on balance sheet strength and long-term value creation through continued development of ARC's low-cost, high-value Montney crude oil, liquids-rich gas and natural gas assets, while paying a meaningful dividend to shareholders. Additional details can be found in the November 4, 2015 news release entitled, "ARC Resources Ltd. Announces a $550 Million Capital Program for 2016 Focused on Continued Long-term Value Creation and Balance Sheet Strength" filed on SEDAR at www.sedar.com.

ECONOMIC ENVIRONMENT

ARC's 2015 financial and operational results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended			Nine Months Ended
	September 30			September 30
	2015	2014	% Change	2015	2014	% Change
Brent (US$/bbl)	51.30	103.46	(50)	56.60	106.99	(47)
WTI oil (US$/bbl)	46.50	97.25	(52)	51.01	99.62	(49)
Edmonton Par (Cdn$/bbl)	56.27	97.20	(42)	58.63	100.81	(42)
Henry Hub NYMEX (US$/MMbtu) (2)	2.77	4.06	(32)	2.80	4.54	(38)
AECO natural gas (Cdn$/Mcf)	2.80	4.22	(34)	2.81	4.55	(38)
Cdn$/US$ exchange rate	1.31	1.09	20	1.26	1.09	16

(1)	The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 13 in the MD&A for the three and nine months ended September 30, 2015 and 2014. Prices and exchange rates presented above represent averages for the respective periods.
(2)	NYMEX Henry Hub "Last Day" Settlement.

Global energy prices further deteriorated during the third quarter of 2015, reaching levels not seen since the 2009 financial crisis. Persistent oversupply, risks of slowing demand growth from China and other emerging economies, and a strong US dollar all contributed to downward pressure on crude oil prices. The WTI benchmark price averaged 52 per cent lower than the third quarter of 2014 and 20 per cent lower than the second quarter of 2015. ARC's crude oil price is primarily referenced to the Edmonton Par benchmark price, which also decreased 42 per cent compared to the third quarter of 2014 and 17 per cent from the second quarter of 2015. Edmonton Par prices were impacted by unplanned production outages as well as anticipation surrounding the National Energy Board's final approval of the Enbridge Line 9B Reversal project. The differential between WTI and Edmonton Par narrowed year-over-year to an average discount of US$3.51, a 56 per cent decrease from the third quarter of 2014. Compared to the second quarter of 2015, third quarter differentials were impacted by the weaker continental demand and experienced a slight widening during the third quarter to US$3.51 per barrel from an average of US$2.87 per barrel in the second quarter of 2015. As oversupply is expected to be a continued concern in the North American crude oil market, prices are not expected to realize meaningful improvement for the remainder of 2015.

North American natural gas prices were flat in the third quarter of 2015 compared to the second quarter, though significantly lower in the third quarter when compared to the same period in 2014. The third quarter NYMEX Henry Hub price averaged 32 per cent lower compared to the third quarter of 2014 and five per cent higher compared to the second quarter of 2015. ARC's realized natural gas price is primarily referenced to the AECO hub, which was 34 per cent lower in the third quarter of 2015 compared to the third quarter of 2014 and five per cent higher compared to the second quarter of 2015. Strong demand from increased power generation and increased Mexican exports were impeded by an oversupplied market as US production levels remained high. As a result, US inventory levels trended above the five-year average during the third quarter and are expected to end the injection season at record levels. This signals continued weakness in the natural gas markets for the remainder of 2015 and into 2016.

During the third quarter of 2015, the Canadian dollar continued to weaken relative to the US dollar, averaging US$0.76 (Cdn$/US$1.31). The Bank of Canada's current monetary policy and the overall weakness in the Canadian economy as a result of reduced exports and low energy prices impacted the Cdn$/US$ exchange rate. In addition, continued economic recovery in the United States resulted in a further strengthened US dollar. The devaluation of the Canadian dollar relative to the US dollar serves to partially offset the impact of lower US dollar-denominated crude oil and natural gas prices.

FINANCIAL REVIEW

Funds from Operations

ARC's third quarter and year-to-date 2015 funds from operations of $174.9 million ($0.51 per share) and $572.7 million ($1.69 per share) were down 38 per cent and 34 per cent, respectively, relative to comparable levels in 2014. While year-to-date 2015 production increased relative to the same period in 2014, significantly lower 2015 crude oil and natural gas prices more than offset the gains realized from higher production in the period. The impact of lower commodity prices was partially offset by realized gains on ARC's commodity hedge program in the first nine months of 2015. Lower operating costs, lower royalties, and lower current income taxes due to reduced taxable income, partially offset the impact of lower average commodity prices in 2015 on funds from operations.

The following table details the change in funds from operations for 2015 relative to 2014.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	$ millions	$/Share (2)	$ millions	$/Share (2)
Funds from operations – 2014 (1)	284.2	0.89	872.3	2.76
Volume variance
Crude oil and liquids	(65.1)	(0.20)	(116.6)	(0.36)
Natural gas	0.2	—	53.6	0.17
Price variance
Crude oil and liquids	(135.2)	(0.42)	(445.1)	(1.41)
Natural gas	(55.9)	(0.16)	(238.1)	(0.75)
Other revenue	0.3	—	0.4	—
Realized gain or loss on risk management contracts	47.0	0.14	188.0	0.59
Royalties	49.3	0.14	154.3	0.49
Expenses (recoveries)
Transportation	1.8	0.01	(8.7)	(0.03)
Operating	23.8	0.07	41.6	0.13
General and administrative ("G&A")	(1.1)	—	4.3	0.01
Interest	(1.5)	—	(3.3)	(0.01)
Current tax	27.1	0.08	70.0	0.22
Diluted shares	—	(0.04)	—	(0.12)
Funds from operations – 2015 (1)	174.9	0.51	572.7	1.69
(1)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled "Additional GAAP Measures" contained in the MD&A for the three and nine months ended September 30, 2015 and 2014. Also refer to the "Funds from Operations" section in the MD&A for the three and nine months ended September 30, 2015 and 2014 for a reconciliation of ARC's net income to funds from operations and cash flow from operating activities.
(2)	Per share amounts are based on weighted average diluted shares.

Net Income (Loss)

ARC recorded a net loss of $235 million ($0.69 per share) in the third quarter of 2015 compared to net income of $90.3 million ($0.28 per share) in the third quarter of 2014. Reduced revenue net of royalties and an aggregate impairment of $326.6 million recorded to ARC's PP&E account, which was a direct result of the continued declines in forward commodity prices for crude oil and natural gas, contributed to the loss in the period. During the quarter, ARC also recognized unrealized foreign exchange losses of $72.2 million on the revaluation of ARC's US dollar denominated debt. Partially offsetting these items were gains of $132.6 million on ARC's risk management contracts and a deferred tax recovery of $48.1 million relating to the impairment recorded in the period. See the Net Income (Loss) section of ARC'S MD&A for the three and nine months ended September 30, 2015 and 2014 for more details.

Operating Netbacks

ARC's third quarter and year-to-date 2015 operating netbacks, before hedging, of $16.10 per boe and $17.06 per boe, were 50 per cent and 52 per cent lower than comparable periods in 2014, respectively. After hedging, ARC's third quarter and year-to-date 2015 netbacks were $20.03 per boe and $21.43 per boe, respectively, 36 per cent and 37 per cent lower than comparable periods in 2014. The decrease was due to significantly lower crude oil and natural gas prices.

ARC's third quarter 2015 total corporate royalty rate of 9.2 per cent ($2.59 per boe) was down from 14 per cent ($7.05 per boe) in the third quarter of 2014, while ARC's year-to-date 2015 total corporate royalty rate of 8.9 per cent ($2.64 per boe) decreased from 14.2 per cent ($7.80 per boe) in the first nine months of 2014. The decrease reflects the sliding scale effect of decreased commodity prices on royalty rates.

Third quarter 2015 transportation costs of $2.44 per boe were unchanged relative to the third quarter of 2014. Lower transportation costs in absolute dollar terms, resulting from ARC becoming pipeline-connected at Parkland/Tower through the course of 2015, was offset by lower production volumes due to turnaround activity in the third quarter of 2015. Year-to-date 2015 transportation costs of $2.38 per boe were up 12 per cent relative to the first nine months of 2014 and were primarily due to transportation arrangements for liquids production volumes from the Parkland and Tower areas.

Third quarter and year-to-date 2015 operating expenses of $7.18 per boe and $7.49 per boe, respectively, were 19 per cent and 17 per cent lower than comparable periods in 2014. Lower per boe operating expenses were attributed to certain realized cost savings, diligent cost control efforts, and the addition of new production at lower relative costs to operate.

Risk Management

ARC has hedge contracts in place to protect prices on a portion of crude oil volumes for the remainder of 2015 through 2017 and natural gas volumes for the remainder of 2015 through 2019 at prices that support ARC's business plan.

During the third quarter and first nine months of 2015, ARC realized cash gains of $7.8 million and $43.1 million on crude oil hedging contracts, respectively. ARC currently has 15,000 barrels per day of crude oil production hedged for the remainder of 2015. Additional crude oil production is hedged for the period 2016 through 2017. Details regarding ARC's crude oil hedged volumes and prices for the period 2015 through 2017 are outlined in the table below.

During the third quarter and first nine months of 2015, ARC realized cash gains of $34.6 million and $98 million on natural gas hedging contracts, respectively, as approximately 50 per cent of natural gas production was hedged at an average floor price of approximately US$3.94 per MMbtu, while market prices averaged US$2.80 per MMbtu. ARC has hedged approximately 215,000 MMbtu per day of natural gas production for the remainder of 2015 and a portion of natural gas production is hedged for the period 2016 through 2019. ARC's natural gas hedging portfolio includes AECO basis swap contracts which fix the AECO price received to approximately 84 to 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volumes for 2015 through 2019. ARC's natural gas hedges support long-term development economics for ARC's significant natural gas resource base. Details regarding ARC's natural gas hedged volumes and prices for the period 2015 through 2019 are outlined in the table below.

ARC will continue to take positions in natural gas, crude oil, foreign exchange rates, power and interest rates, as appropriate, to provide greater certainty over future cash flows. For a complete listing and terms of ARC's hedging contracts, see Note 9 "Financial Instruments and Market Risk Management" in the unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2015 and 2014.

Hedge Positions Summary (1)
As at November 4, 2015	Q4 2015		2016		2017		2018		2019
Crude Oil - Cdn$ WTI (2)	Cdn$/bbl	bbl/d	Cdn$/bbl	bbl/d	Cdn$/bbl	bbl/d	Cdn$/bbl	bbl/d	Cdn$/bbl	bbl/d
Ceiling	81.27	10,000	83.38	3,000	83.38	1,488	—	—	—	—
Floor	61.80	10,000	70.00	3,000	70.00	1,488	—	—	—	—
Swap	74.77	5,000	77.20	7,000	—	—	—	—	—	—
Crude Oil - MSW (Differential to WTI) (3)	US$/bbl	bbl/d	US$/bbl	bbl/d	US$/bbl	bbl/d	US$/bbl	bbl/d	US$/bbl	bbl/d
Swap	(4.81)	5,000	(3.78)	9,000	—	—	—	—	—	—
Natural Gas - NYMEX (4)	US$/MMbtu	MMbtu/d	US$/MMbtu	MMbtu/d	US$/MMbtu	MMbtu/d	US$/MMbtu	MMbtu/d	US$/MMbtu	MMbtu/d
Ceiling	4.51	215,000	4.79	105,000	4.81	145,000	4.92	90,000	5.00	40,000
Floor	3.94	215,000	4.00	105,000	4.00	145,000	4.00	90,000	4.00	40,000
Swap	—	—	4.00	40,000	—	—	—	—	—	—
Natural Gas - AECO (5)	Cdn$/GJ	GJ/d	Cdn$/GJ	GJ/d	Cdn$/GJ	GJ/d	Cdn$/GJ	GJ/d	Cdn$/GJ	GJ/d
Swap	—	—	2.99	30,000	—	—	—	—	—	—
Natural Gas - AECO Basis (6)	AECO/NYMEX	MMbtu/d	AECO/NYMEX	MMbtu/d	AECO/NYMEX	MMbtu/d	AECO/NYMEX	MMbtu/d	AECO/NYMEX	MMbtu/d
Swap (percentage of NYMEX)	89.5	160,000	90.3	140,000	90.2	140,000	85.3	85,000	83.7	40,000
Foreign Exchange	Cdn$/US$	US$ Millions Total	Cdn$/US$	US$ Millions Total	Cdn$/US$	US$ Millions Total	Cdn$/US$	US$ Millions Total	Cdn$/US$	US$ Millions Total
Ceiling	1.0725	12	—	—	—	—	—	—	—	—
Floor	1.0463	12	—	—	—	—	—	—	—	—

(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 9 "Financial Instruments and Market Risk Management" in the financial statements for the three and nine months ended September 30, 2015.
(2)	Crude oil prices referenced to WTI, multiplied by the Bank of Canada monthly average noon day rate.
(3)	MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis in US$.
(4)	Natural gas prices referenced to NYMEX Henry Hub.
(5)	Natural gas prices referenced to AECO 7(a) index.
(6)	ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX Henry Hub), ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX Henry Hub natural gas price.

OPERATIONAL REVIEW

ARC's capital expenditures, before land and net acquisitions and dispositions, totalled $164.2 million during the third quarter of 2015. The majority of third quarter activity was focused on the British Columbia Montney region with the drilling of 18 gross operated wells (11 oil wells, three natural gas wells, three liquids-rich wells, and one service well), and completions activities taking place at Ante Creek, Dawson, Parkland, Tower and Pembina. Key infrastructure projects progressed in the quarter with construction completed at the Sunrise gas plant and construction commencing on the Tower oil battery expansion. During the third quarter, ARC completed planned turnarounds at Dawson and Ante Creek, which resulted in a combined quarterly production impact of approximately 3,800 boe per day.

ARC achieved third quarter production of 107,261 boe per day, exceeding the third quarter volume guidance range of 104,000 to 107,000 boe per day. ARC's third quarter natural gas production was 425.1 MMcf per day (66 per cent of total production) and third quarter crude oil and liquids production was 36,411 barrels per day (34 per cent of total production). Third quarter 2015 total production was seven per cent lower relative to the third quarter of 2014, and two per cent lower than the second quarter of 2015. Lower third quarter 2015 production was due to planned facility turnarounds and the divestment of approximately 3,600 boe per day of non-core assets throughout 2015 (75 per cent natural gas), which has resulted in an annual volume impact of approximately 2,200 boe per day of production. Production losses were offset by new production brought on to coincide with the start-up of the Sunrise facility, which came on-stream ahead of schedule, contributing additional volumes and allowing ARC to exceed its third quarter production guidance. ARC did not experience any volume impact as a result of continued broad-scale TCPL interruptions, as ARC has 100 per cent firm transportation commitments in place and was able to proactively secure alternative marketing arrangements in impacted areas. As ARC controls its own infrastructure and processing, it was able to mitigate the continued weakness in the propane price, by adjusting gas plant refrigeration systems at Ante Creek and Parkland so that propane is sold as energy value in the natural gas sales stream to optimize the total value of ARC's production.

During the first nine months of 2015, ARC spent a total of $392.1 million on capital expenditures before land and net acquisitions and dispositions; $282.6 million of total spending was directed to the British Columbia Montney region. Capital activity has been focused predominantly on drilling at Dawson, Sunrise and Tower to keep existing facilities full, filling the new 60 MMcf per day Sunrise facility and pre-drilling wells in preparation for the Tower oil battery expansion. Despite reduced capital spending, in the first nine months of 2015 ARC has grown production in the British Columbia Montney region by approximately 10 per cent. As ARC continues to transition its business towards a greater focus on Montney development, it is realizing improved capital efficiencies and lower operating costs. In the first nine months of 2015, the British Columbia Montney region has realized average operating costs of approximately $4.21 per boe. ARC is also realizing exceptional capital efficiencies in the Montney.

ARC is on track to achieve year-over-year production growth in 2015 despite reduced capital spending and the aforementioned volume impact of divestments. ARC expects fourth quarter 2015 production to increase significantly from third quarter 2015 levels as turnaround activity ceases, the full impact of the new Sunrise gas processing facility is realized and new wells are brought on-stream for the expanded Tower oil battery. Fourth quarter volumes are expected to be in the range of 118,000 to 122,000 boe per day. Full-year 2015 annual average production is expected to be in the range of 113,000 to 115,000 boe per day.

Parkland/Tower

ARC has a land position of 23 net sections at Parkland, a Montney liquids-rich play, located in northeast BC. ARC's Tower property consists of 57 net sections of contiguous land north and west of the Parkland field, producing predominantly light oil and free condensate with additional liquids in the gas stream; therefore providing favorable economics.

During the first nine months of 2015, ARC spent approximately $121 million on capital activities at Parkland/Tower. ARC drilled 11 oil wells at Tower in the third quarter, completing all planned drilling in the area for 2015, consisting of two liquids-rich wells at Parkland and 22 oil wells at Tower. Parkland/Tower third quarter 2015 production averaged 20,120 boe per day (22 per cent crude oil and liquids and 78 per cent natural gas), a 20 per cent decrease from the third quarter of 2014, and a 10 per cent decrease from the second quarter of 2015. Parkland/Tower production is expected to increase in the fourth quarter as the associated crude oil and liquids production from new wells are brought on-stream through the expanded Tower liquids-handling facility, which will increase oil-handling capacity from approximately 5,000 barrels per day to approximately 10,000 barrels per day.

Well performance at Tower continues to be exceptional. ARC is encouraged with recent flowback rates from Tower wells that were connected subsequent to quarter end. Flowback rates from the wells have been similar to those from the 5-14 and 8-15 pads with approximately 1,000 barrels per day of oil and one MMcf per day of gas. ARC continued to realize the benefits of significant year-to-date cost reductions and operational efficiency gains at Tower in the third quarter of 2015. With two active rigs in the area throughout the quarter, ARC realized a reduction in drilling times by approximately 25 per cent, which has translated into drilling cost savings of approximately 30 per cent.

Through the first quarter of 2015, all NGLs production from Parkland and a significant portion of oil production at Tower was transported by truck due to limited pipeline infrastructure. Early in the second quarter of 2015, with the completion of certain third-party pipeline expansion projects, ARC commenced the flow of 100 per cent of oil production at Parkland/Tower via pipeline. ARC expects that 100 per cent of NGLs production at Parkland/Tower will be tied-in and transported via pipeline in the fourth quarter of 2015. With this change, ARC has experienced a reduction in per boe transportation costs and expects a further reduction once all production is pipeline-connected.

ARC expects to spend approximately $170 million at Parkland/Tower in 2015 and to achieve annual average production of approximately 23,500 boe per day, a five per cent increase compared to average 2014 production.

Sunrise

At Sunrise, a dry natural gas Montney play in northeast BC, ARC has a land position of 32 net sections. The Sunrise property has a significant natural gas resource base, high well deliverability, and low capital and operating costs; thereby providing high rates of return even at relatively low natural gas prices. Currently at Sunrise, ARC is producing from four layers of the Montney. Third quarter 2015 Sunrise production was approximately 100 MMcf per day of natural gas production, a 110 per cent increase relative to the third quarter of 2014, and a 57 per cent increase from the second quarter of 2015. The increase in production is the result of new wells coming on-stream to coincide with the start-up of the new 60 MMcf per day Sunrise gas plant. During September 2015, Sunrise production averaged approximately 120 MMcf per day as the new Sunrise facility ran at capacity for the entire month.

During the first nine months of 2015, ARC spent $106 million on capital activities at Sunrise to drill nine gross operated horizontal natural gas wells and complete the construction of the ARC-operated 60 MMcf per day gas processing facility. The new facility was commissioned ahead of schedule and under budget in early August 2015.

Sunrise continues to provide robust economics even at low gas prices and is expected to be a source of long-term value creation. Sunrise wells continue to exceed expectations. ARC is producing wells with back pressure, with well production flat at approximately seven MMcf per day per well. For the remainder of the year, ARC plans to spend approximately $25 million to drill four additional development wells at Sunrise with plans to bring the wells on production in 2016. ARC has sufficient wells drilled to keep Sunrise facilities at full capacity for the remainder of the year.

Dawson

The Dawson Montney play is the foundation of ARC's profitable low-cost natural gas business. ARC has a land position of 133 net Montney sections at Dawson. Dawson production averaged 144 MMcf per day of natural gas and 810 barrels per day of condensate and liquids during the third quarter of 2015. Third quarter 2015 production was approximately 10 per cent lower relative to the third quarter of 2014 and the second quarter of 2015. Lower production was due to a planned turnaround at the ARC 5-35 gas processing facility. The turnaround was carried out as scheduled and had a quarterly volume impact of approximately 2,700 boe per day. Dawson continues to perform well, delivering robust economics and significant cash flow at current natural gas prices due to exceptional well results, excellent capital efficiencies and low operating costs.

ARC spent approximately $36 million on capital activities at Dawson during the first nine months of 2015 to drill seven gross operated natural gas wells and one service well. ARC continues to assess the two Lower Montney wells drilled in the fourth quarter of 2014, bringing the second Lower Montney well on production in the third quarter of 2015. During 2015, ARC plans to spend approximately $45 million at Dawson to drill nine gross operated natural gas and liquids-rich wells. ARC plans to maintain production at current facility capacity levels through 2015 and 2016.

Given the significant drilling inventory at Dawson and the potential for higher liquids production, ARC plans to proceed with the construction of a new gas processing and liquids-handling facility at Dawson. In the third quarter of 2015, ARC received regulatory approval for new gas processing infrastructure capacity at Dawson, which will be constructed in two phases. Earth work commenced on the first 90 MMcf per day stage in the third quarter of 2015 and the facility is planned to be on-stream in late 2017. The new facility will have gas sales capacity of 90 MMcf per day and approximately 7,500 barrels per day of liquids-handling capacity (approximately 50 per cent condensate). Gas production is expected to ramp up over the fourth quarter of 2017, however liquids production will be below capacity until wells with higher liquids-content are drilled.

Attachie

ARC's Attachie property is a highly prospective, Montney oil and liquids-rich natural gas play located in northeast BC. During the second quarter of 2015, ARC acquired 89 net Montney sections located directly north of ARC's existing Attachie lands to bring ARC's total land position in the area to 279 net Montney sections.

ARC has had two wells on production at West Attachie for over a year. Given the promising results from these wells, as well as successful industry wells offsetting the newly acquired northern lands, ARC drilled three gross operated wells in the area in the third quarter of 2015. ARC will continue to evaluate the prospects of the Attachie asset through the remainder of 2015 and into 2016.

Ante Creek

ARC has a land position of 348 net sections at Ante Creek, a Montney oil play in northern Alberta with significant future growth potential. Third quarter 2015 Ante Creek production averaged 15,260 boe per day (approximately 47 per cent crude oil and liquids), down 14 per cent relative to the third quarter of 2014 and eight per cent compared to the second quarter of 2015. Lower production was the result of turnaround activities which had a quarterly volume impact of 1,100 boe per day, as well as reduced activity levels starting in late 2014.

During the first nine months of 2015, ARC spent $55 million on capital activities at Ante Creek to drill five gross operated oil wells and carry out maintenance and optimization activities. Completions of wells deferred earlier in the year resumed in the third quarter of 2015, with associated volumes expected to come on-stream early in the fourth quarter of 2015. Given the reduced capital investment at Ante Creek, ARC expects 2015 Ante Creek production to average approximately 16,500 boe per day. ARC plans to continue to delineate this large, prospective land base.

Pembina

ARC's Pembina Cardium assets continue to provide stable, high netback light oil production. Pembina production averaged approximately 10,550 boe per day (80 per cent light oil and liquids) in the third quarter of 2015, four per cent lower than the third quarter of 2014, and three per cent lower than the second quarter of 2015. Lower third quarter production was due to reduced activity levels starting in late 2014.

Through the first nine months of the year, ARC spent $15 million on capital activities at Pembina and drilled four gross operated Cardium horizontal wells. Completions activities deferred earlier in the year resumed in the third quarter of 2015, with associated volumes coming on-stream in the third quarter. Given the limited capital investment at Pembina in 2015 and deferral of certain capital projects, ARC expects Pembina production to decrease slightly over the course of 2015 to average approximately 11,000 boe per day.

Southeast Saskatchewan and Manitoba

ARC's Southeast Saskatchewan and Manitoba region contributes high quality crude oil. Third quarter 2015 production averaged approximately 9,610 boe per day of light oil, down seven per cent from the third quarter of 2014, and down five per cent from the second quarter of 2015. Lower third quarter production was due to reduced activity levels starting in late 2014 including the deferral of drilling and well completions, which resulted in limited new production coming on-stream.

ARC spent approximately $19 million on development and optimization activities on operated and non-operated properties in this region in the first nine months of 2015, including the drilling of two gross operated oil wells in the first quarter of the year. With limited capital investment in 2015 and deferral of certain capital projects, ARC expects production in this region to decrease over the course of 2015 to average approximately 9,900 boe per day.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the third quarter of 2015. The Board of Directors has confirmed a dividend of $0.10 per share for October 2015, payable on November 16, 2015, and has conditionally declared a monthly dividend of $0.10 per share for November 2015 through January 2016 payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
October 28, 2015	October 30, 2015	November 16, 2015	$0.10 (1)
November 26, 2015	November 30, 2015	December 15, 2015	$0.10 (2)
December 29, 3015	December 31, 2015	January 15, 2016	$0.10 (2)
January 27, 2016	January 29, 2016	February 16, 2015	$0.10 (2)
(1)	Confirmed on October 16, 2015.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through the Company's Stock Dividend Program ("SDP"). Shareholders may reinvest cash dividends into additional common shares of ARC through the Dividend Reinvestment Plan ("DRIP"). Participation in the SDP or DRIP is optional. Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP. Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends or participating in the DRIP.

During the third quarter of 2015, ARC declared dividends of $103 million, of which $11.6 million was issued in the form of common shares under the SDP and $39.2 million was reinvested into ARC shares through the DRIP. The DRIP and SDP are a source of funding for ARC's capital program.

For additional details regarding the SDP and DRIP, including terms, eligibility, and enrollment procedures, please see our website at www.arcresources.com.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada). The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors. Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

OUTLOOK

The foundation of ARC's business strategy is "risk-managed value creation." High-quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy. ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future profitable growth.

ARC is well into the execution of its $550 million 2015 capital program with a continued focus on low-cost, high-value Montney development and on maximizing value throughout our asset base during the current period of low commodity prices. ARC expects 2015 production to be in the range of 113,000 to 115,000 boe per day, representing modest year-over-year production growth relative to 2014 levels. Full-year average production guidance includes the impact of, reduced capital spending; divested production resulting in an annual volume impact of approximately 2,200 boe per day; reduced production volumes in the second and third quarters of 2015 due to turnaround and maintenance activities; and increased fourth quarter 2015 production as the full impact of the commissioning of the new Sunrise gas plant is realized and the expanded Tower oil battery comes on-stream.

ARC's Board of Directors has approved a $550 million capital program for 2016 that focuses on balance sheet strength and long-term value creation through continued development of ARC's low-cost, high-value Montney crude oil, liquids-rich gas and natural gas assets, while paying a meaningful dividend to shareholders. The 2016 capital program will advance strategic initiatives at Dawson, Sunrise, Parkland/Tower, Ante Creek and Pembina with selective investment in southeast Saskatchewan, and will position ARC for continued long-term value creation in 2016 and beyond. ARC expects 2016 production to be in the range of 119,000 to 124,000 boe per day, representing year-over-year production growth of approximately five per cent. Ongoing commodity price volatility may affect ARC's funds from operations and profitability on capital programs. As continued volatility is expected, ARC will continue to take steps to mitigate these risks, focus on capital discipline and protect its strong financial position. ARC will reduce spending and adjust the pace of development if required to ensure balance sheet strength is protected. For more information on the 2016 capital budget please see the November 4, 2015 news release entitled, "ARC Resources Ltd. Announces a $550 Million Capital Program for 2016 Focused on Continued Long-term Value Creation and Balance Sheet Strength".

ARC has revised the expected fourth quarter 2015 production guidance range to 118,000 to 122,000 boe per day from the previously guided range of 122,000 to 126,000 boe per day. The lower range is the result of an unplanned two-day turnaround at Dawson to make adjustments to the TCPL metering station, ongoing operational issues at a third-party processing facility, delayed start-up of planned production, and approximately 500 boe per day of production divested in the third quarter of 2015. ARC has revised the 2015 NGLs guidance range to 3,700 to 3,900 boe per day from 4,500 to 4,900 due to refrigeration adjustments at ARC-operated facilities to leave low-value NGLs in the gas stream. ARC's full-year 2015 average production guidance has been revised to a range of 113,000 to 115,000 boe per day from the previously guided range of 113,000 to 116,000 boe per day. The revised full-year production guidance takes into account reduced 2015 capital spending and the divestment of approximately 3,600 boe per day of non-core assets throughout 2015 (75 per cent natural gas), which has resulted in an annual volume impact of approximately 2,200 boe per day of production. ARC's full-year 2015 guidance estimates are outlined in the following table.

	2015 Guidance (1)(2)	Revised 2015 Guidance (1)(2)	2015 YTD	% Variance from Original Guidance
Production
Oil (bbl/d)	33,500 - 34,500	33,500 - 34,500	32,379	(3)
Condensate (bbl/d)	3,400 - 3,800	3,400 - 3,800	3,363	(1)
Gas (MMcf/d)	430 - 440	435 - 440	436.7	—
NGLs (bbl/d)	4,500 - 4,900	3,700 - 3,900	3,918	(13)
Total (boe/d)	113,000 - 116,000	113,000 - 115,000	112,457	—
Expenses ($/boe)
Operating (3)	8.20 - 8.50	7.50 - 7.70	7.49	(9)
Transportation	2.00 - 2.20	2.30 - 2.50	2.38	8
G&A (4)	2.00 - 2.30	2.00 - 2.30	1.78	(11)
Interest	1.10 - 1.30	1.10 - 1.30	1.23	—
Current income tax (per cent of Funds from Operations) (5)	0 - 5	0 - 2	—	—
Capital expenditures before land purchases and net property dispositions ($ millions)	550	550	392.1	N/A
Land purchases and net property dispositions ($ millions)	—	—	(30.4)	N/A
Weighted average shares, diluted (millions)	339	339	339	N/A
(1)	Incorporates impact of approximately 3,600 boe per day of divested non-core assets throughout 2015 (75 per cent natural gas), which has resulted in an annual volume impact of approximately 2,200 boe per day of production.
(2)	ARC expects an increase in fourth quarter 2015 production to a range of 118,000 to 122,000 boe per day following commissioning of the new Sunrise gas processing facility and expanded Tower oil battery.
(3)	Year-to-date actual results incorporates an impact of approximately $0.50 per boe due to a revision of estimates for prior period operating costs.
(4)	G&A expenses per boe are based on a range of $1.65 - $1.70 per boe prior to the recognition of any expense associated with ARC's share-based compensation plans and $0.35 - $0.60 per boe associated with ARC's share-based compensation plans. Actual per boe costs for each of these components for the nine months ended September 30, 2015 were $1.57 and $0.21 per boe, respectively.
(5)	The 2015 corporate tax estimate will vary depending on level of commodity prices.

ARC's 2015 guidance is based on full-year 2015 estimates; certain variances between year-to-date 2015 actual results and 2015 full-year guidance estimates are due to the cyclical nature of operations. ARC expects full-year 2015 actual results to closely approximate guidance. On a per boe basis, year-to-date 2015 operating expenses were significantly below the 2015 guidance range due to the deferral of certain discretionary spending, general costs savings and diligent cost control efforts; consequently, ARC now expects full-year 2015 actual operating expenses to average between $7.50 and $7.70 per boe. Year-to-date transportation expenses exceeded the full-year guidance estimates as ARC incurred additional trucking costs during the first quarter and saw an increase in pipeline tariff costs as more production became pipeline-connected in the second quarter; ARC expects full-year 2015 actual transportation expenses to now average between $2.30 and $2.50 per boe. Year-to-date G&A expenses were below guidance due to reduced costs associated with ARC's share-based compensation plans due to the reduction in ARC's share price at September 30, 2015; ARC expects full-year 2015 actual G&A expenses to closely approximate guidance as the year progresses. Year-to-date current income tax expenses are below the 2015 guidance range, reflecting lower expected taxable income for 2015 due to decreased commodity prices; ARC expects full-year 2015 actual current income tax expenses to now be in the range of zero to two per cent of funds from operations.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC and its future production, as well as operating costs and capital efficiencies, under the heading "Financial and Operational Highlights," as to its views on the effect of commodity prices under the heading "Economic Environment," as to its risk management plans for 2015 and beyond under the heading "Risk Management," as to its production, exploration and development plans, and capital expenditures for 2015 and beyond under the heading "Operational Review," and all matters in respect of 2015 guidance under the heading "Outlook."

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion. ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

Image with caption: "ARC’s Sunrise gas plant was successfully commissioned in the third quarter of 2015 ahead of schedule and under budget. (CNW Group/ARC Resources Ltd.)". Image available at: http://photos.newswire.ca/images/download/20151104_C6328_PHOTO_EN_537093.jpg

%CIK: 0001029509

For further information: For further information about ARC Resources Ltd., please visit our website: www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:00e 04-NOV-15